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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                September 9, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 92261Q 20 2                                          PAGE 2 OF 4 PAGES


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Bob L. Smith
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable
--------- ----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
--------- ----------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                   226,012 shares
    BENEFICIALLY          ------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
         EACH                   292,233 shares
      REPORTING           ------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   226,012 shares
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                292,233 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    518,245 shares
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.60%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 92261Q 20 2                                          PAGE 3 OF 4 PAGES


         This Amendment No. 11 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated April 23, 1999, the Amendment No. 1 dated September 22, 1999, the Amendment No. 2 dated March 22, 2000, the Amendment No. 3 dated May 31, 2000, the Amendment No. 4 dated July 22, 2000, the Amendment No. 5 dated July 22, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated August 13, 2001 and January 1, 2002, and the Amendment No. 10 dated August 13, 2002 and December 31, 2002 (together, the "Schedule 13D") with respect to the beneficial ownership by Bob L. Smith, an individual, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D, as amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              See response to Item 4, "Purpose of the Transaction."

ITEM 4.           PURPOSE OF TRANSACTION

         The filing of this Amendment No. 11 to Schedule 13D is to report the Company's grant to Mr. Smith of 50,000 options to purchase shares of Common Stock at an exercise price of $2.50 per share (the "Grant"). The Grant was effective September 9, 2003, and was made pursuant to the Company's 1999 Directors' Stock Option Plan in consideration of Mr. Smith's services as a member of the Company's Board of Directors. In addition, this Amendment reflects the disposition of 200 shares held in the name of Mr. Smith's daughter, as pursuant to the provisions of Rule 16a-1(a)(2)(ii)(A), these shares are no longer beneficially owned by Mr. Smith.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                             PRESENTLY OWNED    PERCENTAGE
                                            ---------------------------------
             Sole Voting Power                    226,012          2.91%
             Shared Voting Power                  292,233          3.74%
             Sole Dispositive Power               226,012          2.91%
             Shared Dispositive Power             292,233          3.74%
                                            ---------------------------------
             Total Beneficial Ownership           518,245          6.60%


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CUSIP NO. 92261Q 20 2                                          PAGE 4 OF 4 PAGES


              The sole voting and dispositive power of Mr. Smith consists of 164,012 shares of the Company's common stock issued directly to Mr. Smith, 11,000 shares issuable to Mr. Smith upon exercise of certain stock options and 51,000 shares issuable to Mr. Smith upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

              The shared voting and dispositive power of Mr. Smith consists of 199,018 shares of the Company's common stock issued to VIP's, 28,572 shares issuable to VIP's upon the conversion of a certain convertible note, 2,500 shares issuable to VIP's upon the exercise of certain warrants, 57,143 shares issuable to I.C.D. upon the conversion of a certain convertible note, and 5,000 shares issuable to I.C.D. upon the exercise of certain warrants.

              The percentages reflect the percentage share ownership with respect to 7,700,826 shares, the shares of the Company's common stock outstanding as of September 9, 2003.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.

                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       BOB L. SMITH,
                                          an individual


Dated: September 11, 2003              By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Bob L. Smith, an individual



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